EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) pertaining to the registration of 363,579 shares of the Company’s Class B common stock under various restricted stock grants and to the incorporation by reference therein of our reports dated October 7, 2005, with respect to the consolidated financial statements and schedule of IDT Corporation included in its Annual Report (Form 10-K) for the year ended July 31, 2005, IDT Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of IDT Corporation, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

New York, New York

December 7, 2005